Sullivan & Worcester LLP                    T 202 775 1200
1666 K Street, NW                           F 202 293 2275
Washington, DC 20006                        www.sandw.com


                                   September 7, 2010

VIA EDGAR


    EDGAR Operations Branch
    Division of Investment Management
    Securities and Exchange Commission
    100 F Street, N.E.
    Washington, DC  20549

                  Re:      Ametrine Capital, Inc.
                           Information Statement on Schedule 14C
                           File Numbers 333-153083; 814-776

    Ladies and Gentlemen:

     This letter sets forth responses to additional oral comments received from Dominique Minore of the staff of the Securities and Exchange Commission on August 24, 2010, pertaining to the preliminary information statement on Schedule 14C that was filed by Ametrine Capital, Inc. (the "Corporation") on August 10, 2010. Where noted, changes have been made and incorporated into the information statement.


1. Comment: Please add the following statement into the information statement: "The Corporation has no intention to invest in securities or meet the definition of an investment company."

          Response: The proposed first paragraphs in the section "EFFECT ON OUR SHAREHOLDERS" has been revised as follows, to reflect the requested information:

          "The Corporation has no intention to invest in securities or meet the definition of an investment company, as described in Section 3 of the 1940 Act, after withdrawing its election to be regulated as a BDC. Upon withdrawal of its BDC election, the Corporation will maintain its registration under the Securities Exchange Act of 1934 (the "Exchange Act") and file regular reports as required thereunder, as discussed below. The cost of the Corporation's ongoing registration will continue to be funded solely by Meitav, through interest-free debt that is expected to be converted into additional common shares at $.05 per share.

          The Corporation has no current plans to liquidate its assets. Management is currently considering alternatives for how it will proceed going forward, including but not limited to selling the Corporation, or acquiring or merging with existing companies, although there are no definitive transactions structured to that effect. The Corporation will no longer be able to sell securities under its current registration statement. In the event that the Corporation offers new securities for sale to the public, it will file a new registration statement with the SEC absent an available exemption. Such registration statement would be on Form S-1 or an equivalent form if Form S-1 is not then available. The Corporation has no current plans to offer any such securities to the public. The Corporation is, and will continue to be after it ceases to be a BDC, a shell corporation as defined in Rule 12b-2 to the Exchange Act."

2. Comment: Please add the following statement into the information statement: "The Corporation will no longer be able to sell securities under its current registration statement."

          Response: Requested information has been added. Please see Response to Comment 1.

3.        Comment:   Please  state  that  the  Corporation  will  file  a  "new"
          registration statement in the event that it will offer new securities for sale to the public.

          Response: Requested information has been added. Please see Response to Comment 1.

4. Comment: Please specify whether the Corporation's ongoing registration will be funded solely by Meitav and the form of this funding, and how Meitav will recover its costs.

          Response: Requested information has been added. Please see Response to Comment 1.

5. Comment: Please discuss whether the Corporation has been in compliance with the asset coverage requirement for a business development company, in light of its debt to Meitav for its support of the Corporation's ongoing operations.

          Response: Section 61(a) of the 1940 Act provides that a business development company must have asset coverage of at least 200 per centum of any senior security that it issues, either in the form of preferred stock or debt. Section 18(g) defines senior security in relevant part as "any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness."

          Ametrine believes that the indebtedness due to Meitav is not a "senior Security" within the meaning of Section 18 and 61. First, it is not a "security" because it does not have the characteristics of a security
          - it is not transferable and it is non-interest bearing. Second, the indebtedness arises from the day-to-day operations of Ametrine, chiefly comprised of accounting and legal expenses involved with its ongoing registration and reporting requirements. The Staff has not in the past treated these kinds of receivables as being subject to the asset coverage tests of the Act. Third, the asset coverage requirement is intended to limit investment leverage by investment companies, but in Ametrine's case, its assets are held exclusively in cash. Because Ametrine's debt to Meitav is not a senior security, Ametrine therefore believes that it is not in violation of the asset coverage required under Section 61(a).


     The Company further acknowledges that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                              Very truly yours,

                                              /s/ Arie Heijkoop, Jr.
                                              -------------------------
                                              Arie Heijkoop, Jr.